EXHIBIT 1.02

MSC INDUSTRIAL DIRECT CO., INC.

Conflict Minerals Report

For the reporting period from January 1 to December 31, 2013

1. INTRODUCTION

This Conflict Minerals Report (this “Report”) of MSC Industrial Direct Co., Inc. (together with its subsidiaries, “MSC,” the “Company,” “we,” “our,” or “us”), dated June 2, 2014, is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in the rule that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). Companies are required to determine, among other things, whether certain of their Conflict Minerals originated in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries (collectively with the DRC, the “Covered Countries”), and if these Conflict Minerals financed or otherwise benefited armed groups (“Armed Groups”), as such term is defined in Item 1.01(d)(2) of Form SD, in any of the Covered Countries.

We are one of the largest direct marketers and distributors of a broad range of metalworking and maintenance, repair, and operations (“MRO”) products to customers throughout North America. We offer approximately 760,000 stock-keeping units (“SKUs”), excluding our Class C Solutions Group business, through our master catalogs; weekly, monthly and quarterly specialty and promotional catalogs; newspapers; brochures; and the Internet, including our websites, MSCDirect.com, MSCMetalworking.com and Use-Enco.com.

MSC is committed to responsible corporate citizenship and condemns the atrocities perpetuated by militants in the Covered Countries. We are primarily a distributor of MRO products that are sourced from thousands of suppliers around the world. We do not directly manufacture our products, except for one low-volume round tooling product that we custom fabricate in our American Specialty Grinding business based on our customers’ specifications. However, we may at times enter into contracts with suppliers to manufacture products on our behalf for certain of our exclusive brands (formerly known as our private brands) such that these products may be deemed to be “contracted to be manufactured,” as the term is used in Rule 13p-1 (“Contract Manufacture”). Certain of the products that we manufacture or Contract Manufacture use Conflict Minerals that are necessary to the functionality or production of these products, as such terms are used in Rule 13p-1 (“Necessary Conflict Minerals”), which subjects us to Rule 13p-1’s reporting requirements.

The Conflict Minerals supply chain is multi-tiered and global, consisting of thousands of mining, trading, and manufacturing entities around the world. We rely on our suppliers of (i) raw materials for the one product that we manufacture and (ii) the exclusive brand products that we Contract Manufacture, for information as to their use of Necessary Conflict Minerals in the relevant products they supply to us. Based on the information gathered from these suppliers as well as our own assessment for the Reporting Period, we have determined that approximately 2,200 product SKUs that we manufactured or Contract Manufactured on or after January 31, 2013 and before January 1, 2014 (“Covered Products”) use Necessary Conflict Minerals (primarily tungsten, with some tantalum, tin and gold). We also rely on our suppliers for information regarding the originating mines of, and processing smelters or refiners for, our Necessary Conflict Minerals, as these mines, smelters and refiners are typically many tiers upstream from us in our global supply chain and we do not have direct relationships with them.

For the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, on the Necessary Conflict Minerals used by our Covered Products. Based on the results of our RCOI, we have reason to believe the Conflict Minerals in each of our Covered Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We therefore conducted due diligence (as described below) on the source and chain of custody of the Conflict Minerals in our Covered Products, in accordance with Item 1.01 of Form SD.

2. DUE DILIGENCE PROCESS

We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals used in our Covered Products (“Due Diligence”) to ascertain whether these Conflict Minerals originated in the Covered Countries and financed or otherwise benefited Armed Groups in any of these countries.

2.1 Design of Our Due Diligence Measures

Our Due Diligence measures have been designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance).

2

2.2 Due Diligence Measures Performed

Our Due Diligence measures performed during the Reporting Period include the activities described in Sections 2.2.1 and 2.2.2 below.

2.2.1 Compliance Management Systems

We developed our Conflict Minerals compliance management systems by publishing on our external website our Conflict Minerals Policy. Our Conflict Minerals Policy describes the Company’s commitment to addressing the use of Conflict Minerals in our products, which includes:

•	working towards improving, year-over-year, our ability to track Conflict Minerals in our supply chain and report on their countries of origin;

•	working towards eliminating from the products that we manufacture or Contract Manufacture, Conflict Minerals for which we determine their mining or trade are supporting groups identified as perpetrators of serious human rights abuses in the DRC region;

•	supporting industry-wide initiatives to certify conflict-free smelters and refiners; and

•	complying with the requirements of the conflict minerals law (Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and related rules.

Our Conflict Minerals Compliance Team (our “Compliance Team”) also continued to manage our Conflict Minerals compliance program during the Reporting Period. The Compliance Team, formed in 2012, is led by our General Counsel and overseen by a steering committee of other senior executives of the Company. The team consists of MSC associates from a number of different functional areas such as Legal, Product Management, Sales, Environmental Safety & Health, Information Technology, and Internal Audit.

We also added Conflict Minerals requirements to our new supplier manuals that require suppliers to agree to (i) not knowingly supply to MSC any product containing Conflict Minerals that finance or otherwise benefit Armed Groups in the Covered Countries, and (ii) work within their supply chains to provide MSC with information on the smelters and refiners that process the Conflict Minerals in the products they supply to MSC, as well as the countries of origin of these Conflict Minerals. We also updated certain of our standard procurement terms and conditions and our procurement contract templates to include Conflict Minerals requirements consistent with our Conflict Minerals Policy.

3

2.2.2 Risk Identification and Assessment

We surveyed suppliers of Necessary Conflict Minerals used in our Covered Products to ascertain the source and chain of custody of the Conflict Minerals, including their processing smelters and refiners, and countries and mines of origin. We used the Conflict Minerals Reporting Template (the “CMRT”) published by the Conflict-Free Sourcing Initiative (the “CFSI”) as our survey tool. Information requested in the CMRT includes:

•	the Conflict Minerals content of the responder’s products;

•	whether these Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources;

•	the names and addresses of the smelters or refiners that processed the responder’s Conflict Minerals[1];

•	the names and locations of the Conflict Minerals’ originating mines; and

•	information about the responder’s Conflict Minerals policy and due diligence procedures.

We validated the information received in response to our CMRT surveys, to the extent possible, using different procedures such as reviewing individual supplier responses for inconsistencies within the response; comparing different supplier responses for inconsistencies between the responses; checking smelter and refiner names reported against the CMRT’s list of Standard Smelter Names; and checking on the CFSI’s website the conflict-free status of smelters reported. We also followed up, where possible, with those suppliers whose responses we determined were either not plausible or lacking key information.

As a Work Group Participant of the CFSI within the Electronic Industry Citizenship Coalition, we also leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the Conflict Minerals used by smelters and refiners that participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelters’ or refiners’ Conflict Minerals originated from conflict-free mines and trading. The CFSP makes available to its participating member companies mine of origin information for the CFSP compliant smelters and refiners. As of the date of this Report, there are three CFSP compliant tungsten smelters listed on CFSI’s website. Tungsten is the most prevalent of the Necessary Conflict Minerals used in our Covered Products.

3. DUE DILIGENCE DETERMINATION

Based on the Due Diligence performed as described above, we concluded that all of our Covered Products are DRC conflict undeterminable, as the term is defined by Item 1.01(d)(5) of Form SD (“DRC Conflict Undeterminable”).

1 Pursuant to the OECD Guidance, identifying the smelters and refiners in our supply chain and directly or indirectly assessing their due diligence practices for sourcing Conflict Minerals is one of the key steps in our supply chain due diligence process as a downstream company.

4

4. PRODUCT DESCRIPTION: DRC CONFLICT UNDETERMINABLE PRODUCTS

DRC Conflict Undeterminable products are those Covered Products for which we were unable to determine, after exercising Due Diligence, whether their Necessary Conflict Minerals directly or indirectly financed or otherwise benefited Armed Groups in the Covered Countries. The below table includes (i) a description of our Covered Products that are DRC Conflict Undeterminable for the Reporting Period, (ii) the Necessary Conflict Minerals used by these products, (iii) the smelters and refiners that processed the Necessary Conflict Minerals used by these products (if known), and (iv) the countries of origin of the Necessary Conflict Minerals used by these products (if known).

(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters and Refiners that Processed the Necessary Conflict Minerals Used by Product, if Known	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product, if Known
BD Laser Key Cutting Machine	Tin; Tungsten	Unknown	Unknown
Class C Solutions Group Carbide Tipped Tool Bit, QC Tap, End Mill, Extra Long Bits, GP Jobber Drills, Silver & Deming Drills, QC 4X4 Bit, Taper Shank Drills, STI Taps (Non-U.S. Sourced) and QC Bit (Non-U.S. Sourced); Hertel (Helicurve) End Mills	Tungsten	Unknown	Unknown
Class C Solutions Group QC End Mill	Tantalum; Tungsten	Unknown	Unknown
Custom Round Tooling	Tungsten	Unknown[2]; ATI Tungsten Materials (located in the U.S.); China Minmetals Nonferrous Metals Co. Ltd. (located in China)	Unknown[3]; Bolivia, China, United States
Hertel Boring Inserts; Interstate Chip Breakers, Indexable Shims and Threading Inserts	Tantalum; Tungsten	Unknown	Unknown

2 Not all smelters are known.

3 Not all countries of origin are known.

5

(i) Product Description	(ii) Necessary Conflict Minerals Used by Product	(iii) Smelters and Refiners that Processed the Necessary Conflict Minerals Used by Product, if Known	(iv) Countries of Origin of the Necessary Conflict Minerals Used by Product, if Known
Hertel and Interstate Milling Inserts and Turning Inserts; Interstate Grooving and On Edge Inserts	Tantalum; Tin; Tungsten	Unknown	Unknown
SPI Digital Levels	Gold; Tin	Unknown	Unknown
Vetrax Milling Machines	Tin	Unknown	Unknown

We undertook the activities detailed in Section 2.2.2 above for the Reporting Period in our efforts to determine the mine or location of origin of the Necessary Conflict Minerals in the Covered Products.

5. RISK MITIGATION STEPS

We intend to take the following steps, among others, in an effort to further mitigate the risk that our Conflict Minerals finance or otherwise benefit Armed Groups in the Covered Countries:

•	develop customized engagement plans for each supplier of Necessary Conflict Minerals for our Covered Products based on the supplier’s outstanding due diligence information and related level of risk, designed to (i) help us gather improved information regarding whether any of these Conflict Minerals are financing or otherwise benefiting Armed Groups in any of the Covered Countries, and (ii) address specific risks identified;

•	improve procedures for quality-checking supplier responses to our due diligence requests; and

•	continue to participate in industry initiatives to encourage smelters and refiners to seek conflict-free certification by organizations such as the CFSP.

6